EXHIBIT 99.1

Alio Gold Announces Resignation of CEO

VANCOUVER, British Columbia, March 05, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), today announces that Chief Executive Officer, Greg McCunn, has advised the Board that he will be resigning to pursue another opportunity.  Mr. McCunn’s departure will be effective in March, following completion of the year end financial reporting process.

The Board of Directors has appointed Mark Backens as President and CEO.  Mr. Backens served as Interim CEO for the company from October 2015 to February 2017 prior to the appointment of Mr. McCunn.  Mr. Backens has over 30 years of global mining experience including as Director of Investment Banking - Mining for Scotia Capital and corporate experience in senior management roles with Meridian Gold, Placer Dome and Goldcorp in the areas of engineering, mine construction, mine management and corporate development.  Mr. Backens is currently the Chairman and a Director of Candelaria Mining Corp., and has also served as a past director on a number of junior mining/resource companies.  He holds a Bachelor of Science in Geological Engineering from South Dakota School of Mines and was formerly a Professional Geologist.

“On behalf of the board of directors, I would like to thank Greg for his leadership over the past two years,” said Bryan Coates, Chair of the Company. “Greg has overseen significant changes in the Company in challenging markets.  We also thank Mark Backens for accepting the appointment as President and CEO and continuing the work of positioning Alio for the future.”

Fourth Quarter 2018 Financial and Operating Results

The Company will release its fourth quarter 2018 results on Wednesday, March 13, 2019, before the market opens.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Source: ALO

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